SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 14D-1

                             AMENDMENT NO. 2 TO THE
                             TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                                NTS-PROPERTIES VI
                                (Name of Issuer)

                                    ORIG, LLC
                        (Name of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E407
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                    ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                  June 25, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)


 -------------------------------------------------------------------------------

                               AMENDMENT NO. 2 TO
                    TENDER OFFER STATEMENT ON SCHEDULE 14D-1
                                (FINAL AMENDMENT)
                                  INTRODUCTION

         This Amendment No. 2 dated October 8, 1999 supplements and amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on June 25, 1999 (the "Original Statement") by ORIG, LLC, a Kentucky limited liability company (the "Bidder") regarding the offer of NTS Properties VI and the Bidder (collectively, the "Offerors") to purchase in the aggregate up to 1,000 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated June 25, 1999 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

         Under the original terms of the Offer, the Offer expired at 12:00 midnight, Eastern Standard Time, on August 31, 1999. By Press Release dated August 23, 1999, the Offerors announced their intention to: (i) increase the Purchase Price to $370 per Interest; and (ii) extend the Expiration Date of the Offer to September 30, 1999. Amendment No. 1 to the Original Statement, reflecting these changes, was filed on August 27, 1999. As of September 30, 1999 a total of 2,801 Interests were properly tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,000 Interests and all 2,801 Interests tendered were accepted by the Offerors, without proration. NTS Properties VI repurchased 500 of these Interests. The Bidder purchased 2,301 of these Interests. By Press Release dated October 6, 1999, the Offerors announced: (i) that the Offer had terminated as of September 30, 1999, as originally scheduled; and (ii) the final results of the Offer.

         This Amendment constitutes the final amendment to the Original Statement in accordance with General Instruction D to Schedule 14D-1. This amendment is intended to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to all securities acquired by the Bidder pursuant to the Offer.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): ORIG, LLC ("ORIG")

--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): WC
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: ORIG, LLC is a Kentucky limited liability company.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  ORIG beneficially owns 4,092 of the limited partnership interests in NTS-Properties VI (the "Partnership"). (1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 10.4%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):   00
--------------------------------------------------------------------------------



         (1) ORIG disclaims beneficial ownership of 438 of these Interests consisting of: (i) 204 Interests owned by Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); (ii) five Interests owned by the General Partner; (iii) 209 Interests owned by BKK Financial, Inc., an Indiana corporation ("BKK"), which is wholly-owned by Mr. J.D. Nichols' wife, Barbara, and two majority-age daughters, Kara Lee Nichols and Kimberly Nichols Segal;
(iv) 10 Interests owned by Kara Lee Nichols; and (v) 10 Interests owned by Kimberly Nichols Segal. Barbara Nichols is the sole limited partner of Ocean Ridge. BKK is the general partner of Ocean Ridge. Mr. Nichols is the Chairman of the Board of BKK.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): J.D. Nichols
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: J. D. Nichols is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount Beneficially Owned by Each Reporting  Person:
                  J.D.Nichols beneficially owns 4,092 of the limited partnership interests in the Partnership.(1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 10.4%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Nichols disclaims beneficial ownership of 803 of these Interests, consisting of: (i) 204 Interests owned by Ocean Ridge; (ii) 209 Interests owned by BKK; (iii) five Interests owned by the General Partner; (iv) 10 Interests owned by Kara Lee Nichols; (v) 10 Interests owned by Kimberly Nichols Segal; and (vi) 365, or 10%, of the Interests owned by ORIG. Barbara Nichols is the sole limited partner of Ocean Ridge. BKK is the general partner of Ocean Ridge. Mr. Nichols is the Chairman of the Board of BKK.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): Brian F. Lavin
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------

         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: Brian F. Lavin is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  Brian F. Lavin beneficially owns 4,092 of the limited partnership interests in the Partnership.(1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 10.4%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Lavin disclaims beneficial ownership of 3,727 of these Interests, consisting of: (i) 204 Interests owned by Ocean Ridge; (ii) 209 Interests owned by BKK; (iii) five Interests owned by the General Partner; (iv) 10 Interests owned by Kara Lee Nichols; (v) 10 Interests owned by Kimberly Nichols Segal; and (vi) 3,289, or 90%, of the Interests owned by ORIG. Barbara Nichols is the sole limited partner of Ocean Ridge. BKK is the general partner of Ocean Ridge. Mr. Nichols is the Chairman of the Board of BKK.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.
-------------------------------------------------------------------------

         (c) Mr. Richard L. Good who was the Vice Chairman and former President of NTS Capital Corporation and NTS Development Company, retired effective September 3, 1999.

Item 6.  Interest in Securities of the Subject Company.
-------------------------------------------------------

          Reference is hereby made to cover pages 3-5 hereto, which are incorporated herein by reference.

         Except for the purchase of 2,801 Interests for $370 per Interest by the Offerors as of September 30, 1999 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, the General Partner, Ocean Ridge, BKK, ORIG, Mr. Nichols or Mr. Lavin, the Bidder or any other associate or subsidiary of any such person.

Item 11.  Material to be Filed as Exhibits.
-------------------------------------------

         The response to Item 11 of the Schedule 14D-1 is hereby supplemented and amended as follows:

         (a)(8)  Press Release by the Offerors dated October 6, 1999.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 8, 1999                 ORIG, LLC, a Kentucky limited liability
                                         company

                                         By:        /s/ J. D. Nichols
                                                    -----------------
                                                    J.D. Nichols,
                                                    Its:     Managing Member


                                         J. D. NICHOLS

                                         /s/ J. D. Nichols
                                         -----------------
                                         J.D. Nichols


                                         BRIAN F. LAVIN

                                         /s/ Brian F. Lavin
                                         ------------------
                                         Brian F. Lavin

                                    EXHIBITS

Exhibit
Number                                        Description
------                                        -----------
(a)(8)              Press Release by the Offerors dated October 6, 1999

                                                                 Exhibit (a)(8)









              Press Release by the Offerors dated October 6, 1999.

      NTS-PROPERTIES VI AND ORIG, LLC ANNOUNCE EXPIRATION OF TENDER OFFER.

         Louisville, Kentucky October 6, 1999. NTS-Properties VI (the "Partnership") announced today that the tender offer of the Partnership and ORIG, LLC, an affiliate of the Partnership (collectively with the Partnership, the "Offerors") for up to 1,000 Limited Partnership Interests in NTS-Properties VI, which commenced on June 25, 1999, and was amended on August 23, 1999, expired on September 30, 1999.

         The final results of the Offer are as follows: As of September 30, 1999, a total of 2,801 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,000 Interests, and all 2,801 Interests were accepted. The Partnership repurchased 500 Interests at a price of $370 per Interest, pursuant with the amended Offer; ORIG, LLC purchased 2,301 Interests at a price of $370 per Interest. Limited Partners whose Interests were purchased as of September 30, 1999 were granted rescission and withdrawal rights through the expiration date of September 30, 1999.